UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended December 31, 2008
Commission File Number 1-6903

PROFIT SHARING PLAN FOR EMPLOYEES OF TRINITY INDUSTRIES, INC.
AND CERTAIN AFFILIATES AS RESTATED EFFECTIVE JANUARY 1, 2005
(Full Title of the Plan)
TRINITY INDUSTRIES, INC.
(Name of issuer of the securities held pursuant to the plan)

Delaware (State of Incorporation)	75-0225040 (I.R.S. Employer Identification No.)

2525 Stemmons Freeway,
Dallas, Texas (Address of principal executive offices)	75207-2401 (Zip Code)
Issuer’s telephone number, including area code (214) 631-4420

Financial Statements and
Supplemental Schedule
Profit Sharing Plan for Employees of Trinity
Industries, Inc. and Certain Affiliates as Restated
Effective January 1, 2005
As of December 31, 2008 and 2007, and for the Year
Ended December 31, 2008

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Financial Statements and Supplemental Schedule
As of December 31, 2008 and 2007,
and for the Year Ended December 31, 2008
Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H; Line 4i — Schedule of Assets (Held at End of Year)	16
EX-23

Report of Independent Registered Public Accounting Firm
Profit Sharing Plan Committee
Trinity Industries, Inc.
We have audited the accompanying statements of net assets available for benefits of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005 as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young
Dallas, Texas
May 28, 2009

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Statements of Net Assets Available for Benefits

	December 31,
	2008	2007

Assets
Plan’s interest in Trinity Industries, Inc. Plan Master Trust	$126,714,069	$160,364,801
Participant loans	9,220,999	8,444,065

Receivables:
Participant contributions	140,238	422,160
Company contributions	7,021,799	6,555,891

	7,162,037	6,978,051

Total assets	143,097,105	175,786,917

Liabilities
Excess participant contributions refundable	364,527	348,618

Net assets available for benefits	$142,732,578	$175,438,299

See accompanying notes.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions
Interest income on participant loans	$621,972

Contributions:
Participant	17,178,184
Company	7,021,799

Total additions	24,821,955

Deductions
Plan’s interest in Trinity Industries, Inc. Plan Master Trust investment loss	42,274,283
Benefits paid to participants	15,063,635
Administrative expenses	261,174

Total deductions	57,599,092

Transfer in from Trinity Rail Group LLC Hourly Employees’ Retirement Savings 401(k) Plan	71,416

Net decrease	(32,705,721)

Net assets available for benefits at beginning of year	175,438,299

Net assets available for benefits at end of year	$142,732,578

See accompanying notes.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements
December 31, 2008
1. Description of the Plan
The following brief description of the Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005, as amended, (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan designed to comply with the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), sponsored by Trinity Industries, Inc. (the Company).
Fidelity Management Trust Company (the Trustee) is the Trustee of the Plan. The Company and the Trustee have entered into a Master Trust Agreement. Under the Master Trust Agreement, the Plan participates in the Trinity Industries, Inc. Plan Master Trust (the Trinity Master Trust) with the McConway & Torley Profit Sharing Plan, the Trinity Rail Group LLC Hourly Employees’ Retirement Savings 401(k) Plan, and the Trinity Rail Group LLC Certain Illinois Hourly Employees’ Retirement Savings Plan. The Company is the Plan Sponsor for each of the participating plans.
Participation
Each employee of the Company is eligible to contribute to the Plan on the first day of the month following 60 days of eligible employment, and must meet the following additional requirements:
(1)	Must be in a unit of employees who are designated as eligible to participate in the Plan; and

(2)	Must not be included in a unit of employees covered by a collective bargaining agreement, unless benefits under the Plan were included in an agreement as a result of good faith bargaining.
Effective January 1, 2007, the Plan was amended to provide that any non-union employee whose employment commences on or after January 1, 2007, and who does not make an election to either participate in the Plan or to not participate in the Plan, will be automatically enrolled in the Plan on the first day of the month following 60 days of eligible employment.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Contributions
Each participant electing to contribute to the Plan agrees to contribute not less than 1% nor more than 14% of their eligible compensation, as defined in the Plan, in 1% increments as designated by the participant. Each automatically-enrolled participant contributes 3% of their eligible compensation. A salary reduction and contribution agreement may be entered into by each employee as the employee begins participation in the Plan, and may be amended at any time.
The Plan provides for two Company contributions consisting of a Company Matching Contribution and an Annual Retirement Contribution, as defined by the Plan. Company Matching Contributions shall be made to participants eligible to receive the Company Matching Contribution if Company earnings are at least sufficient to pay dividends to stockholders, but in no event less than $0.33 1/3 per share of common stock. The Board of Directors (the Board) may, in its sole discretion, elect to waive the Company earnings requirement. If the Company Matching Contribution is made, then each participant who has completed one year of service shall receive an amount equal to a percentage of that portion of such participant’s contribution which does not exceed six percent of such participant’s total eligible compensation for the year, as defined, under the following schedule:

Years of Service as of the end	Percentage of Company
of the Plan Year	Matching Contribution

Less than 1 year	0%
1 but less than 2 years	25%
2 but less than 3 years	30%
3 but less than 4 years	35%
4 but less than 5 years	40%
5 or more years	50%

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
The Company contributes an Annual Retirement Contribution of up to three percent of the participating employees’ 401(k) eligible compensation. All new employees hired after December 31, 2004, who would have been eligible to participate in the defined benefit plan and who are employed on December 31 of the Plan Year, participate in the Annual Retirement Contribution within the Plan. Employees rehired after December 31, 2004 will participate in accordance with the Plan’s rules.
Each participant eligible to receive the Annual Retirement Contribution, as defined by the Plan, shall receive an amount equal to a percentage of such participant’s compensation for the year, as defined, under the following schedule:

Years of Service as of the end	Percentage of Participant’s
of the Plan Year	Compensation

0	1.0%
1	1.2%
2	1.4%
3	1.6%
4	1.8%
5	2.0%
6	2.2%
7	2.4%
8	2.6%
9	2.8%
10 or more	3.0%
Company contributions are net of forfeitures, as defined. Company contributions for a given Plan year are deposited in the Trinity Master Trust no later than the date on which the Company files its federal income tax return for such year. For the 2008 Plan year, the Company Matching Contribution was $4,819,579 (net of $240,000 of forfeitures) and the Annual Retirement Contribution was $2,202,220 (net of $283,500 of forfeitures).

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of
(a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct daily the investment of participant and Company contributions among 25 registered investment funds and Company common stock.
Benefits
Distribution of a participant’s vested account balance is payable upon retirement at or after age 65, total disability, death, or termination of employment. Distribution is equal to the salary reduction contributions and related earnings, plus the vested portion of any Company contributions and related earnings.
Withdrawals of up to 100% of the participant’s contributions can be made only to meet “immediate and heavy financial needs” (medical care, college tuition, the purchase of a principal residence, to prevent the foreclosure on a principal residence, burial or funeral expenses for certain members of the participant’s family, or repair of damage to a principal residence that would qualify under section 165 of the Internal Revenue Code (the Code)), as long as the funds are not available for such needs from other sources. No hardship withdrawals can be made against the earnings on the participant contributions or against any Company contributions and related earnings. These restrictions are not applicable to Company Matching Contributions when the participant reaches age 59 1/2.
Upon request, distributions shall be made no earlier than the month that follows the last day of the month in which entitlement occurs. Distributions from the Company common stock accounts shall be made in cash unless otherwise designated by the participant.
Participant Loans
Loans may be made for a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of the participant’s contribution balance and related earnings plus 50% of the vested portion of the Company contribution balance and related earnings. Loans are subject to rules and regulations established by the Profit Sharing Committee (the Committee), as defined by the Plan.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Vesting
The Company contributions and related earnings vest to participants depending upon the number of years of vesting service, as defined, completed by such participant as follows:

Years of Service	Percentage Vested

Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%
Participants are 100% vested in Company contributions and the allocated portion of related earnings upon their attainment of age 65 or death, and are always 100% vested in participant contributions and the related earnings on such contributions.
Forfeitures
The amounts forfeited by participants who terminate employment prior to becoming fully vested are first used to reduce employer contributions. Any excess amounts may then be used to pay the Plan’s share of allocable fees and other administrative expenses of the Trinity Master Trust.
Administration of the Plan
The Plan is administered by the Committee, consisting of at least three persons who are appointed by the Board. The members of the Committee serve at the discretion of the Board, and any Committee member who is an employee of the Company shall not receive compensation for their services.
The expenses incurred by the Trustee in the performance of its duties, including the Trustee’s compensation and the services of the recordkeeper, shall be paid by the Plan unless paid by the Company. All other expenses are paid by the Company.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Amendment or Termination of the Plan
The Company may amend the Plan at any time. However, no amendment, unless made to secure approval of the Internal Revenue Service (IRS) or other governmental agency, may operate retroactively to reduce or divest the then vested interest in the Plan of any participant, former participant or beneficiary, or to reduce or divest any benefit payable under the Plan unless all participants, former participants, and beneficiaries then having vested interests or benefit payments affected thereby consent to such amendment.
The Company may terminate the Plan at any time, subject to the provisions of ERISA. Upon complete or partial termination, the accounts of all participants affected thereby shall become 100% vested, and the Committee shall direct the Trustee to distribute the assets in the Trinity Master Trust, after receipt of any required approval by the IRS and payment of any expenses properly chargeable thereto, to participants, former participants, and beneficiaries in proportion to their respective account balances.
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting. Benefits paid to participants are recorded when paid.
Valuation of Investments
Investments in the Trinity Master Trust are valued at fair value. Investments in registered investment companies are valued at published market prices which represent the net asset value of shares held by the Plan at year-end. The Trinity Stock Fund invests primarily in Company common stock with a fractional amount invested in interest-bearing cash equivalents. Investment in common stock of the Company is stated at fair value based on quoted market prices. Cash equivalents include investments in money market funds valued at cost which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value in all material respects.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported using average cost.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts in the financial statements and accompanying notes. Actual results could differ from these estimates.
Related-Party Transactions
Certain Plan investments in the registered investment companies and the interest-bearing cash equivalent portion of the Trinity Stock Fund are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets is invested in the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.
Recent Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial
Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Plan adopted this standard as of January 1, 2008 and the impact of the adoption was not significant.
SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market to that asset or liability in an orderly transaction between market participants on the measurement date. SFAS
157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS 157 describes three levels of inputs that may be used to measure fair values which are listed below.
     Level 1 — This level is defined as quoted prices in active markets for identical assets or liabilities.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
     Level 2 — This level is defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
     Level 3 — This level is defined as unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
     Assets measured at fair value as of December 31, 2008 on a recurring basis are summarized below (in millions):

	For the Year Ended
	December 31, 2008
	Level 1	Level 2	Level 3	Total
Assets:
Plan’s interest in Trinity Industries, Inc. Plan Master Trust:
Trinity Stock Fund	$—	$12.8	$—	$12.8
Registered Investment Co’s (mutual funds)	113.9	—	—	113.9
Participant Loans	—	—	9.2	9.2

Total assets	$113.9	$12.8	$9.2	$135.9

The table below sets forth a summary of changes in the fair value of participant loans for the year ended December 31, 2008 (in millions).

Balance, beginning of year	$8.4
Loans, net of repayments	0.8

Balance, end of year	$9.2

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
3. Trinity Master Trust
Investment income and administrative expenses relating to the Trinity Master Trust are allocated to the Plan based upon average monthly balances invested by the Plan.
The fair value of the commingled investments of all participating plans in the Trinity Master Trust accounts at December 31, 2008 and 2007, and the percentage interests the Plan holds in each of the Trinity Master Trust accounts are summarized as follows:

	2008		2007
		Percentage		Percentage
	Fair Value	Interest	Fair Value	Interest

Templeton Foreign Fund — Class A	$79,032	0.0%	$113,099	0.0%
MSI Core Plus Fixed Income Portfolio — Advisor Class	194,221	0.0%	209,428	0.0%
Fidelity Magellan Fund	661,465	0.0%	1,343,914	0.0%
Fidelity Equity Income Fund	205,477	0.0%	342,769	0.0%
Fidelity Growth Company Fund	18,512,859	95.1%	34,302,601	95.2%
Fidelity Asset Manager Fund	31,241	0.0%	43,709	0.0%
Fidelity Asset Manager Growth Fund	60,141	0.0%	67,091	0.0%
Trinity Stock Fund	13,095,436	98.2%	19,434,407	98.1%
Fidelity Asset Manager Income Fund	60,878	0.0%	68,367	0.0%
Fidelity Retirement Money Market Portfolio	38,330,964	94.8%	34,286,873	93.9%
Spartan U.S. Equity Index Fund — Investor Class	13,001,750	95.2%	22,315,941	95.2%
MSI Small Company Growth Portfolio — Class B	506,460	99.2%	797,670	99.1%
Dodge and Cox Stock Fund	3,319,263	97.4%	6,136,157	97.6%
Lord Abbett MidCap Value Fund — Class A	1,236,122	99.8%	2,214,840	99.8%
Alliance NFJ Small Cap Value Fund	2,331,726	100.0%	3,337,175	99.8%
Fidelity Government Income Fund	17,232,708	96.6%	12,532,897	95.3%
Fidelity Balanced Fund	5,023,248	91.3%	7,559,236	90.8%
Fidelity Magellan Diversified International Fund	4,023,884	97.1%	7,846,997	97.3%
Fidelity Freedom Income Fund	589,236	99.2%	620,986	97.6%
Fidelity Freedom 2000 Fund	399,845	98.1%	301,548	96.7%
Fidelity Freedom 2010 Fund	2,551,125	99.7%	3,237,393	99.7%
Fidelity Freedom 2020 Fund	4,509,727	99.9%	5,111,965	99.8%
Fidelity Freedom 2030 Fund	3,567,498	99.8%	3,881,543	99.7%
Fidelity Freedom 2040 Fund	3,147,820	99.8%	3,391,536	99.7%
Fidelity Freedom 2050 Fund	381,113	100.0%	0	00.0%

	$133,053,239		$169,498,142

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
3. Trinity Master Trust (continued)
Net investment income (loss) of the Trinity Master Trust accounts for the year ended December 31, 2008, and the Plan’s share of net investment income (loss) of each Trinity Master Trust account is summarized as follows:

	Net Appreciation
	(Depreciation)			Share in Net
	in Fair Value of	Interest and	Net Investment	Investment Income
	Investments	Dividends	Income (Loss)	(Loss)

Templeton Foreign Fund — Class A	$(75,297)	$22,935	$(52,362)	0.00%
MSI Core Plus Fixed Income Portfolio — Advisor Class	(51,269)	15,158	(36,111)	0.00%
Fidelity Magellan Fund	(712,667)	43,516	(669,151)	0.00%
Fidelity Equity Income Fund	(153,942)	11,409	(142,533)	0.00%
Fidelity Growth Company Fund	(13,453,939)	31,375	(13,422,564)	95.07%
Fidelity Asset Manager Fund	(16,077)	1,345	(14,732)	0.00%
Fidelity Asset Manager Growth Fund	(30,145)	1,673	(28,472)	0.00%
Trinity Stock Fund	(7,933,031)	205	(7,932,826)	98.28%
Fidelity Asset Manager Income Fund	(13,993)	2,590	(11,403)	0.00%
Fidelity Retirement Money Market Portfolio	—	1,062,670	1,062,670	94.72%
Spartan U.S. Equity Index Fund — Investor Class	(8,296,941)	397,009	(7,899,932)	95.13%
MSI Small Company Growth Portfolio — Class B	(327,831)	—	(327,831)	99.11%
Dodge and Cox Stock Fund	(2,877,117)	268,444	(2,608,673)	97.44%
Lord Abbett MidCap Value Fund — Class A	(989,239)	124,754	(864,485)	99.83%
Alliance NFJ Small Cap Value Fund	(1,128,673)	276,477	(852,196)	99.93%
Fidelity Government Income Fund	844,127	749,317	1,593,444	96.16%
Fidelity Balanced Fund	(2,577,986)	164,908	(2,413,078)	91.34%
Fidelity Magellan Diversified International Fund	(3,509,732)	57,064	(3,452,668)	97.13%
Fidelity Freedom Income Fund	(106,991)	30,846	(76,145)	98.76%
Fidelity Freedom 2000 Fund	(82,079)	22,394	(59,685)	97.60%
Fidelity Freedom 2010 Fund	(1,055,788)	193,627	(862,161)	99.68%
Fidelity Freedom 2020 Fund	(2,309,865)	331,777	(1,978,088)	99.81%
Fidelity Freedom 2030 Fund	(2,089,398)	279,153	(1,810,245)	99.75%
Fidelity Freedom 2040 Fund	(1,976,427)	247,146	(1,729,281)	99.73%
Fidelity Freedom 2050 Fund	(113,448)	9,263	(104,185)	100.00%
Trinity Master Trust provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Notes to Financial Statements (continued)
4. Income Tax Status
The Plan has received a determination letter from the IRS dated February 22, 2001, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
5. Subsequent Events
During the first quarter of 2009, the Company amended the Plan to provide that, effective March 31, 2009, participants in the Trinity Industries, Inc. Standard Pension Plan (the Pension Plan) will be eligible for the Annual Retirement Contribution as a result of an amendment to the Pension Plan to freeze all benefits accruing under the Pension Plan, effective March 31, 2009. The amendment to the Plan also includes provisions that the Company may decline to make the Annual Retirement Contribution and that the Board may elect not to make the Company Matching Contribution or Annual Retirement Contribution.

Supplemental Schedule

Profit Sharing Plan for Employees of Trinity Industries, Inc.
and Certain Affiliates as Restated Effective January 1, 2005
Schedule H; Line 4i — Schedule of Assets (Held at End of Year)
EIN: 75-0225040 Plan #: 029
December 31, 2008

(c)
	(b)	Description of Investment,
	Identity of Issue,	Including Maturity Date, Rate of
	Borrower, Lessor, or	Interest, Collateral, Par or	(e)
(a)	Similar Party	Maturity Value	Current Value

*	Participant loans	Interest rates from 4.00% to 10.75%	$9,220,999

*	Party in interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.
Profit Sharing Plan for Employees of Trinity Industries, Inc. and Certain Affiliates as Restated Effective January 1, 2005.

/s/ William A. McWhirter II William A. McWhirter II
Member, Profit Sharing Plan Committee
May 27, 2009

/s/ Andrea F. Cowan Andrea F. Cowan
Member, Profit Sharing Plan Committee
May 27, 2009

/s/ James E. Perry James E. Perry
Member, Profit Sharing Plan Committee
May 27, 2009

INDEX TO EXHIBITS

Exhibit	Seq.
Number	Description	Page No.

23	Consent of Independent Registered Public Accounting Firm	19